UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Announces Election of Prominent Industry Executive Jeffrey Sagansky to  Co-Chairman of Board of Directors

Former Top Executive at Paxson, CBS and Sony to Contribute to Company’s Global Expansion

Toronto—Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an integrated global entertainment company creating critically-acclaimed television, film and DVD content for worldwide distribution, today announced the election of prominent entertainment industry veteran Jeffrey Sagansky as Co-Chairman of the Board, effective September 1, 2007. The election of Mr. Sagansky, who will serve alongside Peace Arch’s former Chairman, and now Co-Chairman, Drew Craig, will contribute significant financial and entertainment expertise, providing support in the execution of Peace Arch’s high-growth business model.

Mr. Sagansky joins Peace Arch with a highly successful career in entertainment and media.  He has held such prominent industry positions such as Chief Executive Officer of CBS Entertainment, Co-President of Sony Pictures Entertainment, President of TriStar Pictures, Senior Vice President of Programming at NBC and CEO of Paxson Communications.

In 2005, Mr. Sagansky, Mr. Craig and Kerry McCluggage made a significant investment in Peace Arch and became large individual shareholders in the Company.  Since that milestone, Mr. Sagansky has worked with the board and management of the Company, lending significant additional expertise to the development and execution of the Company’s strategic plan.  Mr. Sagansky now joins the board during one of the most active periods of growth in the Company’s history, following the ten-fold increase in market value the Company has seen since his group’s investment.

“Peace Arch represents one of the fastest growing public companies in the entertainment business,” said Mr. Sagansky. “It is my privilege to work alongside Peace Arch’s senior management and board as the Company continues to progress toward a position of a fully integrated production and distribution company. Peace Arch has the depth of management, capital and expertise to drive the production, acquisition, and distribution of world class content creating considerable assets that can be leveraged for long-term growth and, ultimately, shareholder value.”

“Jeff is among the most respected executives in the entertainment industry and has long been a supporter and believer in Peace Arch,” said Gary Howsam, Chief Executive Officer of Peace Arch Entertainment. “His dynamism combined with more than 30 successful years with senior positions in both the television and motion picture industries make him a real force. His invaluable experience will make him a powerful voice on our Board of Directors. We look forward to his leadership during this period of growth at Peace Arch.”

Peace Arch is a high-growth emerging leader in the global entertainment sector creating critically-acclaimed television, film and DVD content for worldwide distribution.  The Company’s business model incorporates advanced financial strategies which mitigate risk while leveraging revenue and earnings growth. Peace Arch possesses unique, proprietary and commercial content assets that position the Company for the ongoing generation of predictable and sustainable revenues through the proactive exploitation of the of the largest independent film libraries in the world.

Peace Arch Entertainment’s current line up of feature films and long-form television programming includes the Showtime Networks hit ten-part television event mini-series “The Tudors” starring Golden Globe® Award-winning actor Jonathan Rhys Meyers, which premiered to record audiences in the U.S. in April.  Additional productions includes the powerful ensemble drama “Winged Creatures,” now in post-production, starring Kate Beckinsale, Academy Award®-winners Forest Whitaker and Jennifer Hudson, Dakota Fanning, Guy Pearce and Jackie Earle Haley, and the film satire “The Deal” from the best-selling Peter Lefcourt novel, with a cast that includes Academy Award®-nominee William H. Macy, Meg Ryan, LL Cool J and Elliott Gould, currently in post-production.  Other titles in Peace Arch’s growing lineup include the award-winning comedy “Delirious” from director Tom DiCillo, starring Steve Buscemi, Michael Pitt, Alison Lohman, Gina Gershon and Elvis Costello, and “Chapter 27,” a drama starring Jared Leto and Lindsay Lohan which, like “Delirious,” had its world premiere at the 2007 Sundance Film Festival; and the romantic comedy “Watching the Detectives” starring Lucy Liu and Cillian Murphy, which world premiered at the 2007 Tribeca Film Festival.

About Peace Arch® Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 500 classic and contemporary titles. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada. For additional information, please visit www.peacearch.com. Peace Arch recently acquired Dufferin Gate Productions, one of Toronto’s foremost providers of production services and facilities, and Trinity Home Entertainment, a leading distributor of independent feature films in the United States.

For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

FORWARD-LOOKING STATEMENT

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

     Contact:

     Roy Bodner

     Vice President Public Relations

     Peace Arch Entertainment

     (310) 776-7208

     Email Contact: Email Contact

     Financial Communications

     Trilogy Capital Partners

     Ryon Harms

     (800) 592-6067

     Email Contact: Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	September 7, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.